MtronPTI®

Your Destination for RF Components and Solutions

August 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Re:Acceleration Request Submitted by M-tron Industries, Inc.

Registration Statement on Form 10

File No. 001-41391

Ladies and Gentlemen:

Pursuant to Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, M-tron Industries, Inc. hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form 10 so that it may become effective at 1:00 p.m., Eastern Time, on August 10, 2022, or as soon thereafter as practicable.

Please direct any questions regarding this request to Michael L. Zuppone of Paul Hastings LLP at (212) 318-6906. In addition, please notify Mr. Zuppone when this request for acceleration has been granted.

We thank you for your assistance in this matter.

Sincerely yours,

M-tron Industries, Inc.

  /s/ James W. Tivy

________________________

Name: James W. Tivy

Title: Chief Financial Officer